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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)
                            _______________________

                             REGALITO COPPER CORP.
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   75885H104
                                (CUSIP Number)
                            _______________________

                            EDWIN S. MAYNARD, ESQ.
                 PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6064
                           TEL. NO.: (212) 373-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JULY 17, 2006
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                   Page 2 of 6

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PPC Canada Enterprises Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Columbia, Canada
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                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,476,704
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,476,704
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,476,704
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         99.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                   Page 3 of 6

                                  SCHEDULE 13D
CUSIP No.  75885H104
           ---------
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         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pan Pacific Copper Co., Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan
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                                7     SOLE VOTING POWER

                                      125,000
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     22,851,442
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      125,000
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      22,851,442
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,746,442
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

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                                                                   Page 4 of 6


            This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated May 19, 2006, as amended by the Amendment No. 1 to Schedule 13D, dated July 6, 2006, with respect to the shares of common stock, without par value (the "Common Stock"), of Regalito Copper Corp., a corporation existing under the laws of British Columbia, Canada (the "Company").

ITEM 4.     PURPOSE OF TRANSACTION.

ITEMS 4(h) AND (i) ARE SUPPLEMENTED AS FOLLOWS:

            On July 17, 2006, PPC completed the compulsory acquisition of 865,986 shares of Common Stock not tendered to the Offer at a price of US$6.00 per share. The holders of the remaining 1,383,752 shares of Common Stock not held by PPC or Pan Pacific have made an application to a court to determine, among other things, the price and payment terms for the acquisition of their shares by the PPC. The shares of Common Stock were de-listed from the Toronto Stock Exchange and suspended from trading on the American Stock Exchange on July 17, 2006. Also, on July 17, 2006, the American Stock Exchange notified the Company in writing that it intended to file an application with the Securities and Exchange Commission to delist the Common Stock for failure to satisfy Section 1003(i)(B) of the Exchange's Company Guide in that the Company has less than 300 public shareholders. On July 17, 2006, the Company and Pan Pacific issued a press release announcing the acquisition of the additional shares of Common Stock and the actions of the Toronto Stock Exchange and the American Stock Exchange, which press release is annexed hereto as an Exhibit and incorporated herein by reference.



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                                                                   Page 5 of 6


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

ITEM 7 IS HEREBY SUPPLEMENTED TO ADD THE FOLLOWING EXHIBIT:

            Exhibit 9:        Press Release, dated July 17, 2006




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                                  SIGNATURES

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 18, 2006


                               PPC CANADA ENTERPRISES CORP.



                               By: /s/ Eiji Kato
                                   --------------------------------------------
                                   Name:  Eiji Kato
                                   Title: Chief Executive Officer and Director


                               PAN PACIFIC COPPER CO., LTD.



                               By: /s/ Takeshi Kurushima
                                   --------------------------------------------
                                   Name:  Takeshi Kurushima
                                   Title: President and Representative Director